Filed Pursuant to Rule 433 Registration Statement No. 333-259205

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated February 21, 2023

Pricing Supplement Dated February __, 2023 to the Product Prospectus Supplement, the Prospectus Supplement and the Prospectus, Each Dated September 14, 2021
$ Barrier Income Notes Linked to the Lesser Performing of Three Exchange Traded Funds, Due August 22, 2024 Royal Bank of Canada

Royal Bank of Canada is offering Barrier Income Notes (the “Notes”) linked to the lesser performing of the shares of three exchange traded funds (each, a “Reference Asset,” and collectively, the “Reference Assets”). The Notes are our senior unsecured obligations, will pay a monthly coupon at the interest rate specified below, and will have the terms described in the documents set forth above, as supplemented or modified by this terms supplement.
Reference Assets	Initial Prices*	Barrier Prices**
SPDR® S&P 500® ETF Trust (“SPY”)	$407.26	$285.08, which is 70% of its Initial Price
Invesco QQQ Trust Series 1 ("QQQ")	$301.16	$210.81, which is 70% of its Initial Price
iShares® Russell 2000 ETF ("IWM")	$193.13	$135.19, which is 70% of its Initial Price
*The closing price of each Reference Asset on February 17, 2023 (the "Strike Date").
**Rounded to two decimal places.
The Notes do not guarantee any return of principal at maturity. All payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-8 of this terms supplement, “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the product prospectus supplement dated September 14, 2021, and “Risk Factors” beginning on page S-2 of the prospectus supplement dated September 14, 2021.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Stock Exchange Listing:	None
Trade Date:	February 21, 2023	Principal Amount:	$1,000 per Note
Issue Date:	February 24, 2023	Maturity Date:	August 22, 2024
Initial Price:	For each Reference Asset, its closing price on the Strike Date, as set forth in the table above.	Final Price:	For each Reference Asset, its closing price on the Valuation Date.
Coupon Payments:	The Coupon Payments will be paid in equal monthly payments, at the rate of 9.50% per annum.
Payment at Maturity (if held to maturity):
We will pay you at maturity an amount based on the Final Price of the Lesser Performing Reference Asset:
For each $1,000 in principal amount, $1,000 plus the final Coupon Payment, unless the Final Price of each Reference Asset is less than its Barrier Price.
If the Final Price of each Reference Asset is less than its Barrier Price, then the investor will receive at maturity, for each $1,000 in principal amount, in addition to the final Coupon Payment, a cash payment equal to:
$1,000 + ($1,000 x Percentage Change of the Lesser Performing Reference Asset)
Investors could lose some or all of the principal amount at maturity if the Final Price of each Reference Asset is less than its Barrier Price.

Lesser Performing Reference Asset:	The Reference Asset with the lowest Percentage Change.
CUSIP:	78016HT75

	Per Note	Total
Price to public(1)	100.00%
Underwriting discounts and commissions(1)	0.30%
Proceeds to Royal Bank of Canada	99.70%
(1) Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $997.00 and $1,000 per $1,000 in principal amount.
If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC (“RBCCM”), acting as our agent, would receive a commission of approximately $3.00 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $3.00 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date is expected to be between $940 and $990 per $1,000 in principal amount, and will be less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Trade Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Barrier Income Notes Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
General:
This terms supplement relates to an offering of Barrier Income Notes (the “Notes”) linked to the lesser performing of the shares of the three exchange traded funds (the “Reference Assets”) set forth on the cover page of this document.

Issuer:	Royal Bank of Canada (“Royal Bank”)
Strike Date:	February 17, 2023
Trade Date:	February 21, 2023
Issue Date:	February 24, 2023
Valuation Date:	August 19, 2024
Maturity Date:	August 22, 2024
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Coupon Rate:	9.50% per annum. The Coupon Payments will be paid in equal monthly installments of $7.9167 per $1,000 of the principal amount on the applicable Coupon Payment Date.
Record Dates:
The record date for each Coupon Payment Date will be one business day prior to that scheduled Coupon Payment Date; provided, however, that the Coupon Payment at maturity will be payable to the person to whom the payment at maturity is payable.

Coupon Payment Dates:	Monthly, as follows (subject to postponement as set forth in the product supplement):
March 22, 2023
April 20, 2023
May 22, 2023
June 23, 2023
July 20, 2023
August 22, 2023
September 21, 2023
October 20, 2023
November 22, 2023
December 21, 2023
January 22, 2024
February 23, 2024
March 21, 2024
April 22, 2024
May 22, 2024
June 21, 2024
July 22, 2024
August 22, 2024 (the Maturity Date)

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Barrier Income Notes Royal Bank of Canada
Percentage Change:	With respect to each Reference Asset: Final Price – Initial Price Initial Price
Lesser Performing Reference Asset:	The Reference Asset which has the lowest Percentage Change.
Initial Price:	For each Reference Asset, its closing price on the Strike Date, as set forth on the cover page of this document.
Barrier Price:	For each Reference Asset, 70% of its Initial Price, as set forth on the cover page of this document.
Final Price:	For each Reference Asset, its closing price on the Valuation Date.
Payment at Maturity (if the Notes are held to maturity):
We will pay you at maturity an amount based on the Final Price of the Lesser Performing Reference Asset:
•          If the Final Price of the Lesser Performing Reference Asset is greater than or equal to its Barrier Price, we will pay you a cash payment equal to the principal amount plus the Coupon Payment otherwise due on the Maturity Date.
•          If the Final Price of the Lesser Performing Reference Asset is less than its Barrier Price, you will receive at maturity, for each $1,000 in principal amount, in addition to the Coupon Payment due at maturity, a cash payment equal to:

1,000 + ($1,000 x Percentage Change of the Lesser Performing Reference Asset)
The amount of cash that you receive in this case will be less than your principal amount, if anything, resulting in a loss that is proportionate to the decline of the Lesser Performing Reference Asset from the Strike Date to the Valuation Date. Investors in the Notes could lose some or all of their principal amount at maturity if the Final Price of the Lesser Performing Reference Asset is less than its Barrier Price.

Stock Settlement:	Not applicable. Payments on the Notes will be made solely in cash.
Monitoring Period:	The Valuation Date. The prices of the Reference Stocks between the Strike Date and the Valuation Date will not impact the Payment at Maturity.
Monitoring Method:	Close of Trading Day
Early Redemption:	The Notes are not subject to early redemption at our option, or to an automatic redemption, prior to maturity.
Market Disruption Events:
The occurrence of a market disruption event (or a non-trading day) as to any of the Reference Assets will result in the postponement of the Valuation Date as to that Reference Asset, as described in the product prospectus supplement, but not to a non-affected Reference Asset.

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)

P-3	RBC Capital Markets, LLC

Barrier Income Notes Royal Bank of Canada
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you and (ii) a put option with respect to the Reference Assets written by you and purchased by us.
However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of our special U.S. tax counsel, Ashurst LLP) in the product prospectus supplement dated September 14, 2021 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount.

Listing:	None. The Notes will not be listed on any securities exchange.
Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated September 14, 2021).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and on pages P-2 and P-3 of this terms supplement above the items captioned “Secondary Market,” and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this terms supplement.

The Trade Date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

P-4	RBC Capital Markets, LLC

Barrier Income Notes Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated September 14, 2021, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021 and “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement dated September 14, 2021, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm
Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000114036121031253/brhc10028906_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-5	RBC Capital Markets, LLC

Barrier Income Notes Royal Bank of Canada
HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY
The examples set forth below are provided for illustration purposes only. The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of each Reference Asset. The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of each Reference Asset relative to its Initial Price. We cannot predict the actual performance of each Reference Asset.
The table below illustrates the Payment at Maturity of the Notes (including the final Coupon Payment) for a hypothetical range of performance for the Lesser Performing Reference Asset, assuming an Initial Price of $100, a Barrier Price of $70.00 and an initial investment of $1,000. For this purpose, we have assumed that there will be no market disruption events. Hypothetical Final Prices of the Lesser Performing Reference Asset are shown in the first column on the left. The second column shows the Percentage Change for the Lesser Performing Reference Asset. The third column shows the sum of the Payment at Maturity and the final Coupon Payment, as a percentage of the principal amount. The last column shows the sum of the hypothetical Payment at Maturity and the final Coupon Payment per $1,000 in principal amount of the Notes. The amounts in the table have been rounded for ease of analysis.
We make no representation or warranty as to which of the Reference Assets will be the Lesser Performing Reference Asset for purposes of calculating the payment, if any, we will deliver or pay on the Maturity Date.
Hypothetical Final Price of the Lesser Performing Reference Asset	Percentage Change	Payment at Maturity as Percentage of Principal Amount	Hypothetical Payment at Maturity
$150.00	50.00%	100.79167%	$1,007.9167
$130.00	30.00%	100.79167%	$1,007.9167
$120.00	20.00%	100.79167%	$1,007.9167
$110.00	10.00%	100.79167%	$1,007.9167
$100.00	0.00%	100.79167%	$1,007.9167
$90.00	-10.00%	100.79167%	$1,007.9167
$80.00	-20.00%	100.79167%	$1,007.9167
$70.00	-30.00%	100.79167%	$1,007.9167
$60.00	-40.00%	60.79167%	$607.9167
$50.00	-50.00%	50.79167%	$507.9167
$40.00	-60.00%	40.79167%	$407.9167
$30.00	-70.00%	30.79167%	$307.9167
$20.00	-80.00%	20.79167%	$207.9167
$10.00	-90.00%	10.79167%	$107.9167
$0.00	-100.00%	0.79167%	$7.9167

P-6	RBC Capital Markets, LLC

Barrier Income Notes Royal Bank of Canada
Hypothetical Examples of Amounts Payable at Maturity
The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated. In addition to the hypothetical payment at maturity, an investor would have received the periodic Coupon Payments over the term of the Notes.
Example 1: The price of the Lesser Performing Reference Asset increases by 40% from the Initial Price of $100.00 to a Final Price of $140.00. Because the Final Price of the Lesser Performing Reference Asset is greater than its Barrier Price, the investor receives at maturity, in addition to the final Coupon Payment, a cash payment of $1,000 per Note, despite the 40% appreciation in the price of the Lesser Performing Reference Asset.
Example 2: The price of the Lesser Performing Reference Asset decreases by 10% from the Initial Price of $100.00 to a Final Price of $90.00. Because the Final Price of the Lesser Performing Reference Asset is greater than its Barrier Price, the investor receives at maturity, in addition to the final Coupon Payment, a cash payment of $1,000 per Note, despite the 10% decline in the price of the Lesser Performing Reference Asset.
Example 3: The price of the Lesser Performing Reference Asset decreases by 50% from the Initial Price of $100 to the Final Price of $50.00, which is less than its Barrier Price. Because the Final Price of the Lesser Performing Reference Asset is less than its Barrier Price, in addition to the final Coupon Payment, we will pay $500.00 for each $1,000 in principal amount of the Notes, calculated as follows:
Principal Amount + (Principal Amount x Percentage Change of the Lesser Performing Reference Asset)
= $1,000 + ($1,000 x -50.00%) = $1,000 - $500.00 = $500.00
* * *
The Payments at Maturity shown above are entirely hypothetical; they are based on prices of the Reference Assets that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in each Reference Asset or the securities represented by any Reference Asset.

P-7	RBC Capital Markets, LLC

Barrier Income Notes Royal Bank of Canada
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Assets. These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and Structure of the Notes
•
You May Lose Some or All of the Principal Amount at Maturity — Investors in the Notes could lose some or all of their principal amount if there is a decline in the closing price of the Lesser Performing Reference Asset between the Strike Date and the Valuation Date. If the Final Price of the Lesser Performing Reference Asset on the Valuation Date is less than its Barrier Price, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the closing price of the Lesser Performing Reference Asset from the Strike Date to the Valuation Date. The rate of interest payable on the Notes may not be sufficient to compensate for any such loss.

•
The Payments on the Notes Are Limited to the Coupon Payments — The return potential of the Notes is limited to the pre-specified Coupon Rate, regardless of the appreciation of the Reference Assets. If the Final Price of the Lesser Performing Reference Asset on the Valuation Date is less than its Barrier Price, you will be subject to the full downside performance of the Lesser Performing Reference Asset even though your potential return is limited to the Coupon Rate. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Assets.

•
The Amount Payable at Maturity Will Be Determined Solely by Reference to the Lesser Performing Reference Asset, Even if the Other Reference Assets Performs Better — If any of the Reference Assets has a Final Price that is less than its Barrier Price, your return will be linked to the Lesser Performing Reference Asset. Even if the Final Prices of the other Reference Assets have increased compared to their respective Initial Prices, or have experienced a decrease that is less than that of the Lesser Performing Reference Asset, your return will only be determined by reference to the performance of the Lesser Performing Reference Asset, regardless of the performance of the other Reference Assets. Because each Reference Asset tracks the performance of a different segment of the U.S. securities market, they may all simultaneously decrease in value.

•
Your Payment on the Notes Will Be Determined by Reference to Each Reference Asset Individually, Not to a Basket, and the Payment at Maturity Will Be Based on the Performance of the Lesser Performing Reference Asset — The Payment at Maturity will be determined only by reference to the performance of the Lesser Performing Reference Asset, regardless of the performance of the other Reference Assets. The Notes are not linked to a weighted basket, in which the risk may be mitigated and diversified among each of the basket components. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. As a result, the depreciation of one basket component could be mitigated by the appreciation of the other basket components, as scaled by the weighting of those basket components. However, in the case of the Notes, the individual performance of each of the Reference Assets would not be combined, and the depreciation of one Reference Asset would not be mitigated by any appreciation of the other Reference Assets. Instead, your return will depend solely on the Final Price of the Lesser Performing Reference Asset.

•
Your Return on the Notes May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of each Coupon Payment and the amount due on any relevant payment date is dependent upon our ability to repay our obligations on the applicable payment dates. This will be the case even

P-8	RBC Capital Markets, LLC

Barrier Income Notes Royal Bank of Canada
if the prices of the Reference Assets increase after the Strike Date. No assurance can be given as to what our financial condition will be at any time during the term of the Notes.
•
The Payment at Maturity Is Subject to Postponement due to Market Disruption Events and Adjustments — The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

•
The Tax Treatment of the Notes Is Uncertain — The U.S. federal income tax treatment of an investment in the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of an investment in the Notes, and the IRS or a court may not agree with the tax treatment described in this document.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes-Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value that will be set forth on the cover page of the final pricing supplement for the Notes will not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the prices of the Reference Assets, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount or the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes Set Forth on the Cover Page of the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set — The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate will be based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

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Barrier Income Notes Royal Bank of Canada
The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to Conflicts of Interest and Our Trading Activities
•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Notes or to the securities represented by the Reference Assets that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the share prices of the Reference Assets, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the securities represented by the Reference Assets, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we, and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Assets or securities represented by the Reference Assets. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the share price or prices, as applicable, of the Reference Assets, and, therefore, the market value of the Notes.

Risks Relating to the Reference Assets
•
Owning the Notes Is Not the Same as Owning the Securities Represented by the Reference Assets — The return on your Notes is unlikely to reflect the return you would realize if you actually owned shares of the Reference Assets or the securities represented by the Reference Assets. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on these securities during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of these securities may have. Furthermore, the Reference Assets may appreciate substantially during the term of the Notes, while your potential return will be limited to the applicable Coupon Payments.

•
You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Assets — In the ordinary course of their business, our affiliates may have expressed views on expected movements in the Reference Assets or the equity securities that they represent, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to any Reference Asset may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Assets from multiple sources, and you should not rely solely on views expressed by our affiliates.

•
An Investment in the Notes Is Subject to Management Risk — The Reference Assets are not managed according to traditional methods of ‘‘active’’ investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, each Reference Asset, utilizing a ‘‘passive’’ or indexing investment approach, attempts to approximate the investment performance of its underlying index by investing in a portfolio of securities that generally replicate its underlying index. Therefore, unless a specific security is removed from its underlying index, the Reference Asset generally would not sell a security because the security’s issuer was in financial trouble. In addition, each Reference Asset is subject to the risk that the investment strategy of its investment advisor may not produce the intended results.

•
The Reference Assets and their Underlying Indices Are Different — The performance of each Reference Asset may not exactly replicate the performance of its respective underlying index, because these Reference

P-10	RBC Capital Markets, LLC

Barrier Income Notes Royal Bank of Canada
Assets will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that the performance of these Reference Assets may not fully replicate or may in certain circumstances diverge significantly from the performance of their underlying indices due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Reference Assets, or due to other circumstances. These Reference Assets may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to their underlying indices and in managing cash flows.
During periods of market volatility, securities held by these Reference Assets may be unavailable in the secondary market, market participants may be unable to calculate accurately their net asset value per share and their liquidity may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the applicable Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the applicable Reference Asset. As a result, under these circumstances, the market value of shares of these Reference Assets may vary substantially from the applicable net asset value per share. For all of the foregoing reasons, the performance of these Reference Assets may not correlate with the performance of their underlying indices as well as their net asset value per share, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce the payments on the Notes.
•
We and Our Affiliates Do Not Have Any Affiliation with the Advisors or the Sponsors of the Reference Assets or the Underlying Indices and Are Not Responsible for Their Public Disclosure of Information — We and our affiliates are not affiliated with the investment advisor or the sponsor of any Reference Asset or their underlying indices in any way and have no ability to control or predict their actions, including any errors in or discontinuance of disclosure regarding their methods or policies relating to the Reference Assets or the underlying indices. The investment advisors or the sponsors of the Reference Assets and the underlying indices are not involved in the offering of the Notes in any way and have no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Assets that might affect the value of the Notes. Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the investment advisors, the sponsors, or the Reference Assets contained in any public disclosure of information. You, as an investor in the Notes, should make your own investigation into the Reference Assets.

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The Policies of the Reference Assets’ Investment Advisors or the Sponsors of the Underlying Indices Could Affect the Amount Payable on the Notes and Their Market Value — The policies of the Reference Assets’ investment advisors concerning the management of the Reference Assets, or the index sponsors for each underlying index, concerning the calculation of each underlying index, additions, deletions or substitutions of the securities held by the Reference Assets could affect the market price of shares of the Reference Assets and, therefore, the amount payable on the Notes on the maturity date and the market value of the Notes before that date. The amount payable on the Notes and their market value could also be affected if the Reference Assets’ investment advisors or the relevant sponsors change these policies, for example, by changing the manner in which an investment advisor manages the Reference Assets, or if a sponsor changes the manner in which it calculates the applicable index, or if a Reference Asset’s investment advisor discontinues or suspends maintenance of a Reference Asset, in which case it may become difficult to determine the market value of the Notes. The Reference Assets’ investment advisors have no connection to the offering of the Notes and has no obligations to you as an investor in the Notes in making its decisions regarding the Reference Assets.

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An Investment in the Notes Is Subject to Risks Associated in Investing in Stocks With a Small Market Capitalization — The IWM consists of stocks issued by companies with relatively small market capitalizations.  These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the price of the IWM may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small capitalization companies are often less well-

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established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals.  Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.
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An Investment in the Notes Is Subject to Risks Relating to Non-U.S. Securities Markets — Because certain securities included in the QQQ are issued by non-U.S. issuers and/or are traded outside of the U.S., an investment in the Notes involves particular risks. For example, the relevant non-U.S. securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the U.S., as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets.

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INFORMATION REGARDING THE REFERENCE ASSETS
Information filed with the SEC relating to the Reference Assets under the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, can be obtained through the SEC’s website at http://www.sec.gov. In addition, information regarding the Reference Assets may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information. None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.
The following information regarding the Reference Assets is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Reference Assets with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source or the information provided below.
The Notes are not sponsored, endorsed, sold or promoted by the investment advisors of the Reference Assets. These investment advisors make no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. The investment advisors have no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.
The SPDR® S&P 500® ETF Trust (“SPY”)
The SPY is an exchange-traded fund that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index.
The S&P 500® Index (the "SPX")
The SPX is intended to provide an indication of the pattern of price movements among large-cap U.S. equity securities. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.
The SPX sponsor calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.
Computation of the SPX
While the SPX sponsor currently employs the following methodology to calculate the SPX, no assurance can be given that the SPX sponsor will not modify or change this methodology in a manner that may affect the payments on the Notes.
Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, the SPX sponsor began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. The SPX sponsor’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.
Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.
In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family

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trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.
Treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the SPX sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the SPX sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines were grandfathered in and continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the SPX sponsor Committee in order to minimize turnover.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.
Index Maintenance
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.
To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.
Changes in a company’s shares outstanding and IWF due to its acquisition of another public company are made as soon as reasonably possible. At the discretion of the SPX sponsor, de minimis merger and acquisition share changes are accumulated and implemented with the quarterly share rebalancing. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December.

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Changes in a company’s total shares outstanding of 5.00% or more due to public offerings are made as soon as reasonably possible. Other changes of 5.00% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5.00% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.
Invesco QQQ Trust Series 1 (“QQQ”)
The QQQ is an unit investment trust designed to generally correspond to the price and yield performance of the Nasdaq-100 Index® (the “NDX”). The QQQ will, under most circumstances, consist of all of stocks in the NDX. The NDX includes 100 of the largest domestic and international nonfinancial companies listed on the Nasdaq Stock Market based on market capitalization. The QQQ and the NDX are rebalanced quarterly and reconstituted annually.
Shares of the QQQ are listed on The Nasdaq Stock Market, Inc. under the symbol “QQQ.”
The Nasdaq-100 Index® (the "NDX")
The NDX includes 100 of the largest U.S. and non-U.S. non-financial companies listed on The Nasdaq Stock Market based on market capitalization. The NDX reflects companies across major industry groups, including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies such as investment companies.

The NDX is calculated under a modified capitalization-weighted methodology. The methodology is expected to retain in general the economic attributes of capitalization-weighting while providing enhanced diversification. To accomplish this, Nasdaq will review the composition of the index on a quarterly basis and adjust the weightings of NDX components using a proprietary algorithm, if certain pre-established weight distribution requirements are not met. Additional information relating to the NDX and its method of calculation may be found on Nasdaq’s website. However, information on that website is not deemed to be included or incorporated by reference in this document.

Initial Eligibility Criteria
To be eligible for initial inclusion in the NDX, a security must meet the following criteria:

•        the issuer of the security's primary U.S. listing must be exclusively listed on the Nasdaq Global Select Market or the Nasdaq Global Market;
•        the security must be issued by a non-financial company, as defined in the Nasdaq rules;
•        the security may not be issued by an issuer currently in bankruptcy proceedings;
•        a security must have average daily trading volume of at least 200,000 shares (measured over the three calendar months ending with the month that includes the reconstitution reference date);
•        if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;
•       the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible for inclusion in the NDX;
•       If an issuer has listed multiple security classes, all security classes are eligible, subject to meeting all other eligible criteria;
•       the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn;
•       the security must have "seasoned" on Nasdaq, NYSE, NYSE American or Cboe BZX Exchange, Inc. Generally, a company is considered to be seasoned if it has been listed on a market for at least three full

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calendar months (excluding the first month of initial listing). A security that was added to the Index as the result of a spin-off event will be exempt from the seasoning requirement.

Detailed Initial Eligibility Criteria
Security Types
Security types generally eligible for the NDX include common stocks, ordinary shares, ADRs, and tracking stocks. Security or company types not included in the NDX are closed-end funds, convertible debentures, exchange traded funds, limited liability companies, limited partnership interests, preferred stocks, rights, shares or units of beneficial interest, warrants, units and other derivative securities. The NDX does not contain securities of investment companies.

Market Capitalization
There is no minimum market capitalization requirement. Inclusion will be determined based on the top 100 largest issuers based on market capitalization meeting all other eligibility requirements. Market capitalization is determined by multiplying a security's “last sale price” by its total shares outstanding.

Liquidity
Each security must have a minimum three-month average daily trading volume (ADTV) of 200,000 shares. The ADTV is determined by the average of the sum product of the security's daily trading volume for each day during the previous three month period.

Security Seasoning Criteria
The security must have been traded for at least full three months, not including month of initial listing, on Nasdaq, NYSE, NYSE American or Cboe BZX Exchange, Inc.

Continued Eligibility Criteria
To be eligible for continued inclusion in NDX, a security must meet the following criteria:

•        the issuer of the security's primary U.S. listing must be exclusively listed on the Nasdaq Global Select Market or the Nasdaq Global Market
•        the security must be issued by a non-financial company;
•        the security may not be issued by an issuer currently in bankruptcy proceedings;
•        the security must have average daily trading volume of at least 200,000 shares in the previous three month trading period (measured over the three calendar months ending with the month that includes the reconstitution reference date);
•        if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;
•        the issuer must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the NDX at each month-end. In the event a company does not meet this criterion for two consecutive month-ends, it is removed from the NDX as soon as practicable;
•        and the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

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For the purposes of the eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the "issuer" are references to the issuer of the underlying security.

Index Evaluation
Except under extraordinary circumstances that may result in an interim evaluation, NDX composition is reviewed on an annual basis as follows. Issuer securities which meet the applicable eligibility criteria are ranked by market value. The top 75 ranked issuers will be selected for inclusion in the NDX. NDX-eligible securities which are already in the index and whose issuer is ranked in the top 100 eligible companies (based on market capitalization) are retained in the index. In the event that fewer than 100 issuers pass the first two criteria, the remaining positions will first be filled, in rank order, by issuers currently in the NDX ranked in positions 101-125 that were ranked in the top 100 at the previous reconstitution or replacement or spin-off issuers added since the previous reconstitution. In the event that fewer than 100 issuers pass the first three criteria, the remaining positions will be filled, in rank order, by any issuers ranked in the top 100 that were not already members of the NDX as of the reference date. The data used in the ranking includes end of October market data and is updated for total shares outstanding submitted in a publicly filed SEC document through the end of November.

Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year other than the ranking review, an issuer no longer meets the continued eligibility criteria, or is otherwise determined to have become ineligible for continued inclusion in the Index, it is replaced with the largest market capitalization issuer not currently in the Index and meeting the initial eligibility criteria listed above. Ordinarily, a security will be removed from the Index at its last sale price. If, however, at the time of its removal, the security is halted from trading on its primary listing market and an official closing price cannot readily be determined, the security may, in Nasdaq's discretion, be removed at a zero price. The zero price will be applied to the security after the close of the market but prior to the time the official closing value of the NDX is disseminated.
iShares® Russell 2000 ETF (“IWM”)
The IWM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Index. The shares of this Reference Asset trade on the NYSE Arca, Inc. under the symbol “IWM.”
Russell 2000® Index (“RTY”)
The RTY was developed by Russell Investments (“Russell”) before FTSE International Limited and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group.  Russell began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984.  FTSE Russell calculates and publishes the RTY.  The RTY was set to 135 as of the close of business on December 31, 1986. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market.  As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index.  The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 96% of the investable U.S. equity market.
Selection of Stocks Underlying the RTY
All companies eligible for inclusion in the RTY must be classified as a U.S. company under FTSE Russell’s country-assignment methodology.  If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation.  If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) from all exchanges within a country.  Using the HCIs, FTSE Russell compares the primary location of the company’s assets with the three HCIs.  If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets.  If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a

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similar manner.  FTSE Russell uses the average of two years of assets or revenues data to reduce potential turnover.  If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange.  BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands.  For any companies incorporated or headquartered in a U.S. territory, including Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.  “N-shares” of companies controlled by individuals or entities in mainland China are not eligible for inclusion.
All securities eligible for inclusion in the RTY must trade on a major U.S. exchange.  Stocks must have a closing price at or above $1.00 on their primary exchange on the “rank day” (typically the last trading day in May, but a confirmed timetable is announced each spring) to be eligible for inclusion during annual reconstitution.  However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the rank day, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the 30 days prior to the rank date is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion.  If an existing stock does not trade on the rank day, but does have a closing price at or above $1.00 on another eligible U.S. exchange, that stock will be eligible for inclusion.
An important criterion used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the rank day in May for those securities being considered at annual reconstitution times the total number of shares outstanding.  Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization.  Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts or trust receipts, are excluded from the calculation.  If multiple share classes of common stock exist, they are combined to determine total shares outstanding. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, the pricing vehicle will be designated as the share class with the highest two-year trading volume as of the rank day in May.
Companies with a total market capitalization of less than $30 million are not eligible for the RTY.  Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. Exchange traded funds and mutual funds are also excluded. Bulletin board, pink sheets, and over-the-counter traded securities are not eligible for inclusion.
Annual reconstitution is a process by which the RTY is completely rebuilt.  Based on closing levels of the company’s common stock on its primary exchange on the rank day of May of each year, FTSE Russell reconstitutes the composition of the RTY using the then existing market capitalizations of eligible companies.  Reconstitution of the RTY occurs on the fourth Friday in June.  In addition, FTSE Russell adds initial public offerings to the RTY on a quarterly basis based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution.
After membership is determined, a security’s shares are adjusted to include only those shares available to the public.  This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

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HISTORICAL INFORMATION
The graphs below set forth the information relating to the historical performance of the Reference Assets. We obtained the information in the graphs below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of any Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the prices of the Reference Assets at any time. We cannot give you assurance that the performance of the Reference Assets will not result in the loss of all or part of your investment.
Historical Information for the SPDR® S&P 500® ETF Trust (“SPY”)
The graph below illustrates the performance of this Reference Asset from January 1, 2013 to February 17, 2023. The Initial Price of this Reference Asset is $407.26. The red line represents its Barrier Price of $285.08, which is equal to 70% of its Initial Price (rounded to two decimal places).

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Historical Information for the Invesco QQQ Trust Series 1 ("QQQ")
The graph below illustrates the performance of this Reference Asset from January 1, 2013 to February 17, 2023. The Initial Price of this Reference Asset is $301.16. The red line represents its Barrier Price of $210.81, which is equal to 70% of its Initial Price (rounded to two decimal places).

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Historical Information for the iShares® Russell 2000 ETF ("IWM")
The graph below illustrates the performance of this Reference Asset from January 1, 2013 to February 17, 2023. The Initial Price of this Reference Asset is $193.13. The red line represents its Barrier Price of $135.19, which is equal to 70% of its Initial Price (rounded to two decimal places).

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated September 14, 2021 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” (including the opinion of our special U.S. tax counsel, Ashurst LLP), which applies to the Notes.
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you (the "Debt Portion") and (ii) a put option with respect to the Reference Assets written by you and purchased by us (the "Put Option"). With respect to the Coupon Payments you receive, [•]% of each [•]% Coupon Payment will be treated as an interest payment, and [•]% of each [•]% Coupon Payment will be treated as payment for the Put Option for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the IRS could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.
Since each Reference Asset is an ETF, while the matter is not entirely clear, there exists a risk that an investment in the Notes is, in whole or in part, a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income and certain interest charges may apply.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting a Reference Asset or the Notes (for example, upon a rebalancing of a Reference Asset), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of a Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

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SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about February 24, 2023, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated September 14, 2021. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus.
We expect to deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of the underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this terms supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

P-23	RBC Capital Markets, LLC

Barrier Income Notes Royal Bank of Canada
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Assets. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value that will be set forth on the cover page of the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Assets, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-24	RBC Capital Markets, LLC